[FIRST MARBLEHEAD LETTERHEAD]

March 29, 2006

By Electronic Submission and Facsimile to (202) 772-9208

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mr. Don Walker

Re:	The First Marblehead Corporation
Form 10-K for the period ended June 30, 2005
File No. 001-31825

Dear Mr. Walker:

The following are our supplemental responses to comments contained in a letter dated March 15, 2006 (the “Letter”) from Don Walker, Senior Assistant Chief Accountant of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Donald R. Peck, Executive Vice President and Chief Financial Officer of The First Marblehead Corporation (the “Company”). For your convenience in review, the following responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

The Company acknowledges the Staff’s comments and will provide, beginning with the Company’s quarterly report on Form 10-Q for the quarter ending March 31, 2006, the enhanced disclosure set forth in the following responses. In light of the following responses, the Company respectfully requests that it be permitted to include enhanced disclosure in future filings rather than amend its annual report on Form 10-K for the fiscal year ended June 30, 2005.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidation, page 36

1.                                       Please tell us the combined size of the securitization vehicles which you determined not to be qualified special purpose entities (QSPE) as defined under SFAS No. 140.

Response:

At December 31, 2005, the following securitization trusts were outstanding:

Trust Name	12/31/05 service receivable recorded by the Company	Principal and interest amount of loans held by the trust at 12/31/05	Additional information regarding trusts
NCT 1994 S-1	0	$776,332	A
NCT 1995 S-1	0	698,638	A
NCT 1995 S-2	0	931,025	A
NCT 1996 S-1	0	1,030,726	A
NCT 1996 S-2	0	2,675,868	A
NCT 1997 S-1	0	3,015,728	A
NCT 1997 S-2	0	4,126,240	A
NCT 1998 CP1	0	9,863,427	A
NCT 1999 CP1	$531,332	27,495,477	B
Total non-QSPEs	$531,332	$50,613,461

NCT 2000 CP1	$1,494,982	$41,319,611	C
NCT 2001 CP1	2,351,816	52,649,772	C
NCT 2002 CP1	2,273,507	82,380,393	C
NCMSLT I	63,612,897	816,598,160	C
NCT 2003 CP1	1,941,923	67,154,520	C
NCSLT 2003-1	45,358,379	535,166,529	D
NCSLT 2004-1	40,146,168	621,419,566	D
NCT 2004 CP1	2,029,191	105,251,440	D
NCSLT 2004-2	74,532,504	829,740,236	D
NCSLT 2005-1	43,649,860	726,143,201	D
NCSLT 2005-2	34,683,530	466,316,789	D
NCT 2005 – GATE	6,003,348	104,996,211	D
NCSLT 2005-3	96,443,287	1,272,469,998	D
Total QSPEs	$414,521,392	$5,721,606,426

Total	$415,052,724	$5,772,219,887

A -   The Company holds no ownership interest in these trusts. The Company’s only variable interest in these trusts is the administrative fee it receives under contract for administering the trust. The Company has no exposure to any losses of the trust. These trusts do not qualify as qualified special purpose entities (QSPEs). The Company has concluded it is not the primary beneficiary of these trusts.

B -   The Company holds no ownership interest in this trust. The Company’s only variable interests in this trust are the administrative fee it receives under contract for administering the trust and a structural advisory fee. The structural advisory fee is calculated based on the principal balance of loans in the trust from time to time and the amount of cash flows distributed to the residual owners of the trust. The Company has no exposure to any losses of the trust. The trust does not qualify as a QSPE. The Company has concluded it is not the primary beneficiary of this trust.

C -   These trusts were amended subsequent to their creation and prior to the adoption of Financial Accounting Standards Board Interpretation No. 46R (FIN 46R) in fiscal 2004 to qualify as QSPEs under Statement of Financial Accounting Standards No. 140 (FAS 140).

D -   These trusts qualified as QSPEs under FAS 140 when they were created.

2.                                       For the securitization vehicles which you determined not to be QSPEs, please tell us how you determined you are not the Primary Beneficiary under FIN 46(R). Provide an example of your FIN 46(R) analysis outlining the methodology and assumptions you used for a typical securitization transaction and for each of these vehicles, provide a summary showing:

•                  The majority owners investment percentage;

•                  The total variability within each investment traunche, and

•                  The amount of variability associated with your additional structural advisory fees and residual interests as compared to the total variability of the transaction.

Response:

Prior to the initial adoption of FIN 46R, the Company undertook an analysis to determine which, if any, of the NCT trusts might result in the Company being determined to be the primary beneficiary, as defined in FIN 46R. This analysis was completed prior to receiving approval from third-party owners to amend certain NCT trusts in order for each of those trusts to qualify as a QSPE as defined in FAS 140 outlined in the Company’s response to comment 1 above. Prior to their amendment, the trusts did not qualify as a QSPE, and each were considered a variable interest entity under FIN 46R. By September 2003, the Company amended the NCT 2000 CP1, NCT 2001 CP1, NCT 2002 CP1 and NCT 2003 CP1 trusts in order for them to qualify for QSPE status.

The owners of each of the NCT trusts include the group of schools whose students’ loans were placed into the trust upon their securitization. The remaining investment in the trust at formation includes initial funding of a reserve account and over collateralization, in return for rights to the remaining residual amounts of excess cash that remains in the trust after the commercial paper (CP) issued by the trust is paid. These schools’ collective ownership percentage of the trust initially was 100% of the trust. Beginning in 1999, the Company also earned the right to 10% of the owner cash flows, resulting in 90%/10% split of the owner cash flows. In NCT trusts formed during 2000 to 2003, the ownership interests were shared between the schools and the Company. The reserve account was historically provided from funds provided by the schools. In certain trusts formed after 1999 (as outlined in the below example), the Company also provided funds for a portion of the reserve account in return for the right to cash flows from certain loans in the portfolio. This feature does not exist in the NCT 1999 CP1 trust, as the schools provided for all reserve account amounts.

The analysis below supports the Company’s conclusion that it is not the primary beneficiary of the NCT 1999 CP1 trust, for which the Company has a service receivable of $531,000 at December 31, 2005, as well as all trusts established prior to 1999 in which the Company’s variable interest is limited to just an administrative fee.

For the example discussed (NCT 2003 CP1) below, the analysis was performed in order to determine the variability of the Company’s ownership interests compared to the variability of the trust.

NCT 2003 CP1

The Company’s cash flows are derived from the following sources:

•                  Administrative fees – 20 basis points on outstanding balance of loans.

•                  Structuring fees – 15 basis points on outstanding loans.

•                  Residual – 10% of the remaining owner cash flows after CP is paid off.

•                  Reserve (outflow) – Initial investment in trust to reserve account used to fund losses incurred on certain loans in the portfolio.

The owner cash flows are derived from the following sources:

•                  Reserve (outflow) – Initial investment in trust to reserve account used to fund losses incurred on certain loans in the portfolio.

•                  Residual – 90% of the remaining owner cash flows after CP is paid off.

As stated above, the reserve account established by the Company for a portion of the loan portfolio in the NCT 2003 CP1 trust and the rights to the residual cash flows from these loans (comprising roughly 15% of the portfolio) introduced additional volatility with respect to cash flows to the Company that was not applicable in the NCT 1999 CP1 or earlier trust transactions. With less volatility in these earlier trusts, the Company concluded that there was less likelihood that the Company would be deemed the primary beneficiary. In all scenarios run as described below, the repayment of the CP was assumed.

Cash Flow Analysis

1)                                      The Company identified 25 different possible outcomes for the trust. These outcomes were derived from different combinations of default and prepayment assumptions over the life of the trust, with the default assumption ranging from 15% to 35% and the prepayment assumption ranging from 2% to 6%. The 25 different outcomes represented a range of possible financial results for the trust. The Company then assigned a probability to each outcome after considering the historical student loan performance information available and its estimate of future student loan performance.

2)                                      The Company then calculated the aggregate probability-weighted present value of the expected cash flows, the probability-weighted expected present value of the cash flows of each individual outcome and related expected losses and expected returns that would result from the net assets of the trust under the 25 different combinations of default and prepayment rates for the trust.

3)                                      Lastly, the Company calculated the aggregate probability-weighted present value of the expected cash flows, the probability-weighted expected present value of the cash flows of each individual outcome and the related expected losses and expected returns that it would receive as a results of its variable interests in the trust under the 25 different combinations of default and prepayment rates. The Company then compared the total variability in its variable interest to the total variability calculated. This analysis resulted in the determination that the total expected losses or the expected gains in the Company’s interest did not exceed 10% of either the total expected losses or expected gains calculated.

Based on the analysis performed, the Company concluded that it was not the party with the majority of the probability-weighted potential negative outcomes or the party with the majority of the probability-weighted potential positive outcomes. The Company further concluded that the result of this analysis could be applied to the NCT 1999 CP1 and earlier trusts since those trusts were similar in structure and the Company held similar rights to cash flows in those earlier trusts without the addition of rights to returns and the absorption of additional losses as structured in the NCT 2003 CP1 trust. Therefore, the Company’s variability in these trusts were even less than the variability calculated in the NCT 2003 CP1 trust.

Disclosure in Form 10 –K

Page 36 of the Company’s Form 10-K for the period ended June 30, 2005 currently reads:

At June 30, 2005, the securitization trusts created after January 31, 2003 have either met the criteria to be a qualified special-purpose entity, or QSPE, as defined in paragraph 35 of FAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” or the Company has determined that it is not the primary beneficiary of the securitization trusts, as defined by FIN 46R.

Although the Company did determine it was not the primary beneficiary of the NCT 2003 CP1 trust which was created subsequent to January 31, 2003, it also amended the trust so it would qualify as a QSPE under FAS 140. Additionally, all other trusts formed after January 31, 2003 are QSPEs under FAS 140. Accordingly, the Company proposes to clarify this language starting in its Form 10-Q for the quarter ending March 31, 2006 to read as follows:

At March 31, 2006, the securitization trusts created after January 31, 2003 have met the criteria to be a qualified special-purpose entity, or QSPE, as defined in paragraph 35 of FAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.”

The Company’s disclosure on page 36 also states:

In addition, the securitization trusts created prior to January 31, 2003 have been amended in order for them to considered QSPEs.

The Company’s current disclosure does not address the older trusts in which the Company has no ownership interest. As indicated in the Company’s response to comment 1 above, these trusts in aggregate held less than 1% of the total principal and interest of student loans held by all the securitization trusts at December 31, 2005, and the service receivables from these trusts represent less than 1% of our total service receivables at December 31, 2005. In response to your comments, the Company proposes to revise its language starting in its Form 10-Q for the quarter ending March 31, 2006 to read as follows:

In addition, the securitization trusts created prior to January 31, 2003 in which the Company holds a variable interest that could result in the Company being considered the primary beneficiary of such trust have been amended in order for them to be considered QSPEs.

*              *              *

In connection with this response, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (617) 638-2072.

Very truly yours,

/s/ Donald R.Peck

Donald R. Peck

Executive Vice President, Chief Financial Officer,

Secretary and Treasurer

cc:	Peter B. Tarr, Esq.
Susan W. Murley, Esq.